SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934.

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CNB CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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CNB CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 10, 2005

TO THE SHAREHOLDERS:

Notice is hereby given that the Annual Meeting of Shareholders (the "Annual Meeting") of CNB Corporation, a South Carolina Corporation (the "Company"), will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 4:15 p.m., Conway, South Carolina time, on May 10, 2005. The Annual Meeting is being held for the following purposes:

(1)   To elect four Directors;

(2)   To ratify the appointment of Elliott Davis, LLC as the Company's independent public accountant for the fiscal year ending December 31, 2005; and

(3)   To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only those holders of common stock of the Company of record at the close of business on April 29, 2005, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

You are cordially invited and urged to attend the Annual Meeting in person; but if you are unable to do so, please date, sign, and promptly return the enclosed proxy (blue sheet) in the enclosed, self-addressed, stamped envelope. If you are a record shareholder and attend the Annual Meeting and desire to revoke your proxy and vote in person, you may do so. In any event, a proxy may be revoked by a record shareholder at any time before it is exercised.

By Order of the Board of Directors

/s/W. Jennings Duncan
W. Jennings Duncan
President

/s/Willis J. Duncan
Willis J. Duncan
Chairman of the Board

Conway, South Carolina
April 8, 2005

CNB CORPORATION
1400 THIRD AVENUE
CONWAY, SOUTH CAROLINA 29526

PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 10, 2005

The accompanying proxy is solicited by and on behalf of the Board of Directors of CNB Corporation, a South Carolina Corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held on May 10, 2005 (the "Annual Meeting"), at 4:15 p.m., Conway, South Carolina time, in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, or any adjournment thereof.

Solicitation of proxies may be made in person or by mail, telephone, telegraph or other electronic means, by directors, officers and regular employees of the Company. The Company may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common stock of the Company held on record by such persons, and the Company will reimburse the forwarding expenses. The cost of solicitation of proxies will be paid by the Company. This proxy statement was first mailed to shareholders on or about April 8, 2005.

The Company has its principal executive offices at 1400 Third Avenue, Conway, South Carolina 29526. The Company telephone number is (843) 248-5721.

ANNUAL REPORT

The annual report to shareholders covering the Company's fiscal year ended December 31, 2004, including financial statements, is enclosed herewith. Such annual report to shareholders does not form any part of the material for the solicitation of proxies.

REVOCATION OF PROXY

Any record shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise (a) by giving written notice of such revocation to the Corporate Secretary, CNB Corporation, 1400 Third Avenue, Conway, South Carolina 29526, (b) by voting in person at the meeting, or (c) by executing and delivering to the Company a later dated proxy. Written notice of revocation or delivery of a later dated proxy will be effective upon receipt thereof by the Company.

QUORUM AND VOTING

The voting securities of the Company are shares of its common stock, $10.00 par value ("Company Stock"), each share of which entitles the holder to one vote on each matter to come before the Annual Meeting or any adjournment thereof.

At the close of business on January 31, 2005, the Company had issued and outstanding approximately 788,636 shares of Common Stock held of record by approximately 757 persons. Only holders of record of Company Stock at the close of business on April 29, 2005 (the "Record Date"), are entitled to notice of and to vote on matters that come before the Annual Meeting or any adjournment thereof.

The presence in person or by proxy of the holders of one-third of the outstanding shares of Company Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting or any adjournment thereof. If a share is represented for any purpose at the Annual Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including proxies submitted by brokers that are the record owners of shares (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Annual Meeting. If a quorum is not present or represented at the meeting, the shareholders entitled to vote, present in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present or represented. Directors, officers and regular employees of the Company may solicit proxies for the reconvened meeting in person or by mail, telephone or other electronic means. At any such reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

If a quorum is present at the meeting, directors will be elected by a plurality of the votes cast by shares present and entitled to vote at the meeting. Votes that are withheld or shares that are not voted in the election of directors will have no effect on the outcome of election of directors. Cumulative voting will not be permitted.

If a quorum is present, all other matters which may be considered and acted upon by the holders of Common Stock at the Annual Meeting, including ratification of appointment of the independent auditors *[and any other matters to be voted on at the meeting]*, will be approved if the votes cast in favor of the proposal at the Annual Meeting exceed the votes cast against the proposal.

ACTION TO BE TAKEN UNDER THE PROXY

Each proxy, unless the shareholder otherwise specifies therein, will be voted:

(a) "For" the election of the four (4) persons named in this Proxy Statement as the Board of Directors' nominees for election to the Board of Directors; and

(b) "For" the ratification of the appointment of Elliott Davis, LLC as the Company's independent public accountant for the fiscal year ending December 31, 2005.

In each case where the shareholder has appropriately specified how the proxy is to be voted, it will be voted in accordance with his specifications. Shareholders may designate a person or persons other than those named in the enclosed proxy to vote their shares at the Annual Meeting or any adjournment thereof.

As to any other matter of business which may be brought before the Annual Meeting or any adjournment thereof, a vote may be cast pursuant to the accompanying proxy in accordance with the best judgment of the persons voting the same, but the Board of Directors does not know of any such other matter of business.

SHAREHOLDER'S PROPOSALS

Any shareholder of the Company desiring to present a proposal for action at the 2006 Annual Meeting of Shareholders must deliver the proposal to the executive officers of the Company no later than February 9, 2006, which is ninety days prior to the anniversary date of the 2005 Annual Meeting, unless the Company notifies the Shareholders otherwise. Any shareholder who wishes for the Company to include any such proposal in its proxy statement and form of proxy for the 2006 Annual Meeting of Shareholders must deliver the proposal to the executive offices of the Company to the attention of Virginia B. Hucks no later than December 10, 2005. Only those proposals that are proper for shareholder action and otherwise proper may be included in the Company's proxy statement and proxy.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth as of December 31, 2004, certain information regarding the ownership of Company Stock of all executive officers and directors of the Company. No shareholder is known to the management of the Company to be the beneficial owner of more than five (5%) percent of the Company Stock. The Company Stock is the Company's only class of voting securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
All Executive Officers and Directors as a Group (10 persons)	122,270	15.5%

(1)   For a description of the amount and nature of ownership of the directors of the Company, see "Management of the Company - Directors."

ELECTION OF DIRECTORS

The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes, each as nearly equal in number as possible, and each serving three-year staggered terms.

The Board of Directors has, by resolution, fixed the number of Directors at ten (10) and four (4) will be elected at the Annual Meeting. The term of office for each elected Director will be as specified in "Management of the Company - Directors" or until his successor is elected and shall have qualified. Each nominee is presently a Director of the Company and has served continuously since first becoming a Director. The Board of Directors' nominees are as specified in "Management of the Company - Directors."

Should any nominee for the office of Director become unable or unwilling to accept nomination of election, it is intended that the persons acting under the proxy will vote for the election, in his stead, of such other persons as the Board of Directors of the Company may recommend. The Board of Directors has no reason to believe that any nominee named above will be unable or unwilling to serve if elected.

MANAGEMENT OF THE COMPANY

Directors

The Directors and Nominees for election to the Board of Directors of the Company are as follows:

Name (Age)	Director Since	Term Expires	Present Principal Occupation	Company Stock Owned Number	%
Willis J. Duncan (78)	1958	2006	Chairman of the Board of the Company and of the Bank since 1988.	32,499(1)	4.12
W. Jennings Duncan (49)	1984	2007	President of the Company and of the Bank since 1988.	25,626(2)	3.25
James W. Barnette, Jr. (60)	1984	2007	President of Surfside Rent Mart, Inc., a general rental company located in Surfside Beach, South Carolina, since 1992.	6,411(3)	.81
*Harold G. Cushman, Jr. (75)	1963	2005	Retired in 1995 as President of Dargan Construction Company, Inc.	24,849(4)	3.15
*H. Buck Cutts (63)	2002	2005	Retired. Previously, Mr. Cutts was an attorney in private practice in Surfside Beach, South Carolina.	17,198(5)	2.18

Directors - (Continued)

Name (Age)	Director Since	Term Expires	Present Principal Occupation	Company Stock Owned Number	%
Paul R. Dusenbury (46)	1997	2006	Treasurer of the Company since 1985 and Vice President and Cashier of the Bank since 1988.	1,211(6)	.15
*Robert P. Hucks (59)	1993	2005	Executive Vice President of the Company and of the Bank since 1988.	2,475(7)	.31
Richard M. Lovelace, Jr. (58)	1984	2006	Attorney in private practice in Conway, South Carolina.	1,774(8)	.22
**John K. Massey (90)	1959	2007	Retired.	6,232(9)	.79
*Howard B. Smith, III (56)	1993	2005	Executive in Residence for the Wall College of Business, Coastal Carolina University. Previously, Mr. Smith was a Practicing Certified Public Accountant with Smith, Sapp,Bookhout,Crumpler, & Callihan, P.A. in Myrtle Beach, South Carolina.	3,995	.51

*   Nominee for election to the Board of Directors.

** Regrettably, John K. Massey, who served as a member of the Board of Directors since 1959, passed away on March 18, 2005.

Directors - (Continued)

Except as indicated below, each director or director nominee of the company has sole voting and investment power with respect to all shares of Company stock owned by such director or director nominee.

(1) Includes 13,638 shares held by Harriette B. Duncan (wife).

(2) Includes 1,831 shares held by Robin F. Duncan (wife); 3,995 shares held by Ann Louise Duncan (daughter); 3,995 shares held by Willis Jennings Duncan, V (son); and 3,995 shares held by Margaret Brunson Duncan (daughter).

(3) Includes 5,308 shares held by Janet J. Barnette (wife).

(4) Includes 23,100 shares held by the Cushman Family Limited partnership and 646 shares held by Dianne C. Cushman (wife).

(5) Includes 1,422 shares held by Brenda M. Cutts (wife).

(6) Includes 335 shares held by Jennifer S. Dusenbury (wife); 88 shares held by Elena Cox Dusenbury (daughter); and 88 shares held by Sarah Cherry Dusenbury (daughter).

(7) Includes 440 shares held by Willie Ann Hucks (wife).

(8) Includes 1,669 shares held by Rebecca S. Lovelace (wife).

(9) Includes 1,744 shares held by the estate of Bertha T. Massey (wife).

Each director or director nominee of the Company has been engaged in his principal occupation of employment as specified above for five (5) years or more unless otherwise indicated.

W. Jennings Duncan is Willis J. Duncan's son. No other family relationships exist among the above named directors or officers of the Company.

Directors - (Continued)

The Board of Directors of the Company serves as the Board of Directors of its subsidiary, The Conway National Bank. The Company's Board of Directors meets as is necessary and the Bank's Board of Directors meets on a monthly basis.

Committees of the Board of Directors

The Board of Directors of the Bank has an Executive Committee that meets when necessary between scheduled meetings of the Board of Directors and also functions as the compensation and nominating committee. The Executive Committee recommends to the Board of Directors the appointment of officers; determines officer compensation subject to Board approval; reviews employee salaries; considers any director nominee submitted by the shareholders; and addresses any other business as is necessary which does not come under the authority of other committees on the Board of Directors. In recommending director candidates, the Executive Committee takes into consideration such factors as it deems appropriate based on the Company's current needs. These factors may include skills such as understanding of banking and general finance, decision-making ability, inter-personal skills, experience with businesses and other organizations, community activities and relationships, and the interrelationship between the candidate's experience and business background, and other Board members' experience and business background, as well as the candidate's ability to devote the required time and effort to serve on the Board.

The Executive Committee will consider for nomination by the Board director candidates recommended by shareholders if the shareholders comply with the following requirements. If a shareholder wishes to recommend a candidate to the Board for consideration as a Board of Directors' nominee, such shareholder must submit in writing to the Executive Committee the recommended candidate's name, a brief resume setting forth the recommended candidate's business and educational background and qualifications for service, and a notarized consent signed by the recommended candidate stating the recommended candidate's willingness to be nominated and to serve. This information must be delivered to the Chairman of the Company at the Company's address and must be received no later than January 5 in any year for a potential candidate to be considered as a potential Board of Directors' nominee. The Executive Committee may request further information if it determines a potential candidate may be an appropriate nominee. Director candidates recommended by shareholders that comply with these requirements will receive the same consideration that the Executive Committee candidates receive.

Director candidates recommended by shareholders will not be considered for recommendation by the Board as potential Board of Directors' nominees if the shareholder recommendations are received later than January 5 in any year. However, shareholders may nominate director candidates for election at the annual meeting. Such nominations must be made in writing and must be delivered or mailed to the Secretary of the Company not later than (i) with

Committees of the Board of Directors - (Continued)

respect to an election to be held at an Annual Meeting of shareholders, 90 days prior to the anniversary date of the immediately preceding Annual Meeting of shareholders, and (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. The Bylaws further provide that the notice shall set forth certain information concerning such shareholder and his nominee(s), including their names and addresses, a representation that the shareholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, a description of all arrangements or understandings between the shareholder and each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such shareholder, and the consent of each nominee to serve as Director of the Company if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures. Nominations not made in accordance with this requirement may be disregarded by the presiding officer of the meeting, and upon his instructions, the vote tellers shall disregard all votes cast for each such nominee.

The Company does not have a nominating committee charter.

The members of the Executive Committee are Harold G. Cushman, Jr., Willis J. Duncan and W. Jennings Duncan. The members of the Executive Committee are not all independent as defined in The Nasdaq Stock Market, Inc. Marketplace Rules, as modified or supplemented.

In addition, the Board of Directors of the Bank has Audit, Loan, Public Relations, and Building Committees. The members of the Audit Committee are Harold G. Cushman, Jr., H. Buck Cutts, and Howard B. Smith, III. Each member of the Audit Committee is independent as defined in The Nasdaq Stock Market, Inc. Marketplace Rules, as modified or supplemented. The members of the Loan Committee are James W. Barnette, Jr., Willis J. Duncan, W. Jennings Duncan, Paul R. Dusenbury, Robert P. Hucks, and Richard M. Lovelace, Jr. Presently, James W. Barnette, Jr. is the only member of the Public Relations Committee. John K. Massey, who served as a member of both the Audit Committee and the Public Relations Committee, passed away on March 18, 2005. The members of the Building Committee are James W. Barnette, Jr., Harold G. Cushman, Jr., Willis J. Duncan, W. Jennings Duncan, and Robert P. Hucks. Willis J. Duncan, Chairman of the Board, and W. Jennings Duncan, President are ex officio members of each of these committees of the Board with the exception of the Audit Committee.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The function of the Audit Committee is to ensure that adequate procedures are in existence and functioning in a manner adequate to safeguard the assets of the Bank. The Audit Committee also monitors internal and external audit activities. The Audit Committee does not have an audit charter.

Committees of the Board of Directors - (Continued)

The function of the Loan Committee is to review and ratify new loans and monitor the performance and quality of existing loans, as well as to ensure that sound policies and procedures exist in the Bank's lending operations.

Director Attendance at Board and Committee Meetings and the Annual Meeting of Shareholders

During 2004, the Company's Board of Directors met eight (8) times; the Bank's Board of Directors met twelve (12) times; the Executive Committee met twelve (12) times; the Audit Committee met eleven (11) times; the Loan Committee met twelve (12) times; the Building Committee met three (3) times; and the Public Relations Committee did not meet. Each Director attended at least 75% of the aggregate of (a) the total number of meetings of the Board of Directors held during the period for which he served as Director and (b) the total number of meetings held by all committees of the Board of Directors of which he served.

All Directors are expected to attend the Company's Annual Meeting with nine of ten in attendance at the May 11, 2004, Annual Meeting.

Shareholder Communications with the Board of Directors

Any shareholder who wishes to send communications to the Board of Directors should mail them addressed to the intended recipient by name or position in care of: Corporate Secretary, CNB Corporation, Post Office Drawer 320, 1400 Third Avenue, Conway, South Carolina 29528. Upon receipt of any such communications, the Corporate Secretary will determine the identity of the intended recipient and whether the communication is an appropriate shareholder communication. The Corporate Secretary will send all appropriate shareholder communications to the intended recipient. An "appropriate shareholder communication" is a communication from a person claiming to be a shareholder and the subject of the communication relates solely to the sender's interest as a shareholder and not to any other personal or business interest.

In the case of communications addressed to the Board of Directors, the Corporate Secretary will send appropriate shareholder communications to the Chairman of the Board. In the case of communications addressed to the independent or outside directors, the Corporate Secretary will send appropriate shareholder communications to the Chairman of the Audit Committee. In the case of communications addressed to committees of the Board, the Corporate Secretary will send appropriate shareholder communications to the Chairman of such committee.

Executive Officers

The Executive Officers of the Company are as follows:

Name	Age	Position(s) Currently With The Company
Willis J. Duncan	78	Chairman of the Board of the Company and the Bank
W. Jennings Duncan	49	President and Director of the Company and the Bank
Robert P. Hucks	59	Executive Vice President and Director of the Company and the Bank
Paul R. Dusenbury	46	Treasurer and Director of the Company; Vice-President, Cashier, and Director of the Bank (Chief Financial Officer and Chief Accounting Officer)

All executive officers serve at the pleasure of the Board of Directors of the Company. All executive officers of the Company have acknowledged receipt of the CNB Corporation Code of Ethics for Senior Executive Officers and Senior Financial Officers and agree to comply therewith. Each executive officer has been employed by the Company and designated an executive officer since the Company's formation in 1985.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Committee Report

The Executive Committee of the Bank recommends to the Board of Directors the appointment of officers; determines officer compensation subject to Board approval; and reviews employee salaries. The compensation of the President (Chief Executive Officer) and the other executive officers is not tied directly to corporate performance or any measure thereof. However, it would be deemed unacceptable by the Executive Committee, Board, and management to establish compensation levels that are not consistent with the performance of the Bank or return to shareholders. During the compensation decision process, much emphasis is placed on the Job Evaluation Salary Administration Program (JESAP) Committee. The JESAP Committee is composed of seven Bank officers and is charged with the responsibility of establishing job position descriptions; applying values to each job position in the form of a salary range; and obtaining salary surveys of a local, regional, and national level to determine that salary ranges are consistent with the industry and peers. The JESAP committee utilizes an independent management consulting firm to aid in this process. For each Bank employee, including the President (Chief Executive Officer) and all executive officers, a salary minimum, midpoint, and maximum is established. For fiscal 2004, all executive officer salary levels were within salary guidelines as established by the JESAP process. The members of the Executive Committee are Harold G. Cushman, Jr., Willis J. Duncan, and W. Jennings Duncan.

Summary Compensation Table

Annual Compensation

Name and Principal Position	Year	($) Salary	($) Bonus	Other Annual(1) Compensation	All Other Compensation
W. Jennings Duncan	2004	183,360	28,504	(1)	29,548(2)
President and	2003	176,304	27,446	(1)	30,162
Director of the Bank	2002	167,112	28,156	(1)	29,992
Robert P. Hucks	2004	162,096	25,314	(1)	37,608(3)
Executive Vice	2003	155,844	24,377	(1)	36,798
President and	2002	147,720	25,005	(1)	34,736
Director of the Bank					
Paul R. Dusenbury	2004	150,300	23,545	(1)	22,587(4)
Vice President,	2003	144,504	22,676	(1)	23,383
Cashier and Director	2002	136,968	23,257	(1)	23,494
of Bank.					

(1) The value of perquisites did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

(2) The amount is comprised of $14,669 contributed by the Bank to the Bank's profit-sharing and savings defined contribution plan, all of which is vested, $5,711 accrued in connection with The Conway National Bank Executive Supplemental Income Plan, and $9,168 contributed by the Bank to the Bank's Phantom Stock Deferred Compensation Plan.

(3) The amount is comprised of $12,968 contributed by the Bank to the Bank's profit-sharing and savings defined contribution plan, all of which is vested, $16,535 accrued in connection with The Conway National Bank Executive Supplemental Income Plan, and $8,105 contributed by the Bank to the Bank's Phantom Stock Deferred Compensation Plan.

(4) The amount is comprised of $12,024 contributed by the Bank to the Bank's profit-sharing and savings defined contribution plan, all of which is vested, $3,048 accrued in connection with The Conway National Bank Executive Supplemental Income Plan, and $7,515 contributed by the Bank to the Bank's Phantom Stock Deferred Compensation Plan.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS (continued)

Pension Plan Disclosure

      The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one hundred percent of employee contributions up to three percent of employee contributions of salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2004, 2003, and 2002, $595,000, $558,000, and $510,000, respectively, was charged to operations under the plan.

Executive Supplemental Income Plan and Phantom Stock Deferred Compensation Plan

      The Board of Directors of the Bank provides supplemental benefits to certain key officers, under The Conway National Bank Executive Supplemental Income (ESI) Plan and a Phantom Stock Deferred Compensation Plan. A copy of said plans was filed as Exhibits 10(a) and 10(b) with an amended Form 10-K Annual Report dated June 10, 2002. The following summary discussion of certain provisions of these plans is qualified in its entirety by reference to the plans. These plans are not qualified under the Internal Revenue Code. These plans are unfunded, however, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

      Under the provisions of the ESI Plan, the Bank and the participating employees will execute agreements providing each employee (or his beneficiary, if applicable) with a pre-retirement death benefit and a post-retirement annuity benefit. The ESI Plan is designed to provide participating employees with a pre-retirement benefit based on a percentage of the employee's current compensation. The ESI agreement's post-retirement benefit is designed to supplement a participating employee's retirement benefits from Social Security in order to provide the employee with a certain percentage of his final average income at retirement age. Upon normal retirement age, Willis J. Duncan, W. Jennings Duncan, Robert P. Hucks, and Paul R. Dusenbury are eligible to receive fifteen annual payments of $9,650, $37,178, $30,827, and $28,379, respectively. While the employee is receiving benefits under the ESI Agreement, the agreement will prohibit the employee from competing with the Bank and will require the participating employee to be available for consulting work for the Bank. The ESI Agreement may be amended or revoked at any time prior to the

Executive Supplemental Income Plan and Phantom Stock Deferred Compensation Plan(continued)

participating employee's death or retirement, but only with the mutual written consent of the covered employee and the Bank. The ESI Agreements require that the participating employee be employed at the Bank at the earlier of death or retirement to be eligible to receive, or have his beneficiary receive, benefits under the agreement.

Under the Phantom Stock Deferred Compensation Plan, certain key employees are provided phantom stock units by the Bank at its discretion. Each unit is equivalent in value to one share of the Company's stock at market value. The number of units shall be equitably adjusted and restated to reflect changes in the number of common shares outstanding resulting from stock splits, stock dividends, stock issuances, and stock redemptions. The number of units also shall be equitably adjusted and restated to reflect cash dividends paid to Company common shareholders. The employee receives appreciation, if any, in the market value of the unit as compared to the initial value per unit.

Performance Graphs

The Company is required to provide its shareholders with a line graph comparing the Company's cumulative total shareholder return with a performance indicator of the overall stock market and either a published industry index or a Company-determined peer comparison. The purpose of the graph is to help shareholders determine the reasonableness of the Compensation Committee's decisions with respect to the setting of various levels of executive officer compensation. Shareholder return (measured through increases in stock price and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid to executive officers.

However, shareholders should recognize that corporations often use a number of other performance benchmarks (in addition to shareholder return) to set various levels of executive officer compensation. The Company's 2004 Annual Report to Shareholders contains a variety of relevant performance indicators concerning the Company. Thus, Company shareholders may wish to consider other relevant performance indicators which may be more closely related to officer performance in assessing the reasonableness of Company executive officer compensation, such as growth in earnings per share, book value per share, and cash dividends per share, along with Return on Equity (ROE) and Return on Assets (ROA) percentages.

The following performance graph compares the Company's cumulative total shareholder return over the most recent 5-year period with both the NASDAQ Composite Index and The Carson Medlin Company's Independent Bank Index (an index published by The Carson Medlin Company, Investment Bankers). The NASDAQ Composite Index reflects overall stock market performance. The Independent Bank index is the compilation of the total return to shareholders over the past 5 years of a group of 22 independent community banks located in the southeastern states of Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee, Virginia and West Virginia. The total five-year return was calculated for each of the banks in the peer group taking into consideration changes in stock price, cash dividends, stock dividends, and stock splits since December 31, 1999. The individual results were then weighted by the market capitalization of each bank relative to the entire peer group. The total return approach and the weighting based upon market capitalization is consistent with the preparation of the NASDAQ total return index.

The Company believes the Independent Bank Index is a more relevant standard by which community bank should measure their own performance because the peer group is comprised of banks that are closer in size and style of doing business. Furthermore, this index, more closely reflects the actual trading patterns of community bank stocks.

Returns assume a beginning stock index price of $100 per share and reinvestment of dividends. The value of the Company's stock as shown in the graph is based on information known to the Company regarding transactions in the Company's stock. Because there is no active trading market in the Company's stock the information is based on a limited number of transactions.

Performance Graphs (continued)

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG CNB CORPORATION, INDEPENDENT BANK INDEX, AND NASDAQ



ASSUMES $100 INVESTED ON DECEMBER 31, 1999, IN EACH OF CNB CORPORATION STOCK, INDEPENDENT BANK INDEX, AND NASDAQ INDEX WITH REINVESTMENT OF DIVIDENDS

COMPARISON OF RETURN ON AVERAGE ASSETS (ROA)
AMONG THE BANK, ALL SOUTH CAROLINA BANKS, AND SOUTH CAROLINA S&L's



BASED ON DECEMBER 31 DATA WITH THE EXCEPTION OF THE SEPTEMBER 30, 2004, DATA DUE TO THE UNAVAILABILITY OF DECEMBER 31, 2004, DATA

Compensation Committee Interlocks and Insider Participation

The members of the Executive Committee of the Board, which serves as the Compensation Committee, are Harold G. Cushman, Jr., Willis J. Duncan, and W. Jennings Duncan. Messrs. Willis J. Duncan and W. Jennings Duncan are executive officers of the Company and the Bank.

Director Compensation

In 2004, Directors who are not Bank officers received $500 for each monthly meeting of the Board of Directors and an additional $200 for each committee meeting attended. The Chairman of the Audit Committee received an additional $75 per Audit Committee meeting attended. Beginning in 2005, Directors who are not Bank officers will receive $750 for each monthly meeting of the Board of Directors and an additional $250 for each committee meeting attended. The Chairman of the Audit Committee will continue to receive an additional $75 per Audit Committee meeting attended.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers. Such officers, directors, and 10 percent shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely on its review of copies of such reports received or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to its officers, directors, and 10 percent shareholders were complied with.

CERTAIN TRANSACTIONS

Directors, principal shareholders, and Executive Officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rates and collateral as those prevailing at the time for other customers of the Bank, and did not involve more than normal risk of collectibility or present other unfavorable features. Richard M. Lovelace, Jr., a director of the Company and the Bank, has provided legal services to the Company and the Bank in the past and is expected to continue to do so in the future.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors of the Company recommends that the shareholders of the Company ratify the appointment of Elliott Davis, LLC as the Company's and Bank's independent public accountant for the fiscal year ending December 31, 2005. Representatives of Elliott Davis, LLC are not expected to be present at the Annual Meeting.

FEES BILLED BY INDEPENDENT AUDITORS

Elliott Davis, LLC served as the Company's auditor during the fiscal years ended December 31, 2004 and 2003. The following table shows the fees that the Company paid or accrued for the audit and other services provided by Elliott Davis, LLC for the fiscal years ended December 31, 2004 and 2003.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees	$46,500	$43,400
Audit-Related Fees	27,500	5,500
Tax Fees	6,390	4,800
All Other Fees	11,502	8,400
Total	$91,892	$62,100

Audit Fees. This category includes the aggregate fees billed for professional services rendered by Elliott Davis, LLC for the audit of the Company's annual consolidated financial statements for the years ended December 31, 2004 and 2003 and for reviews of the financial statements included in the Company's reports on Forms 10-Q and 10-K. These fees include amounts paid or expected to be paid for each respective year's audit. Reimbursements for travel and other out-of-pocket expenses are not included.

Audit Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2004 and 2003. These services principally include the assistance and issuance of consents for various filings with the SEC and for the examination of the Company's assertions regarding internal controls in accordance with the Federal Deposit Insurance Corporation Improvement Act and the Sarbanes-Oxley Act.

Tax Fees. This category includes the aggregate fees billed for tax services rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2004 and 2003. These services were primarily for the preparation of state and federal tax returns for the Company and its subsidiary. Additionally, Elliott Davis, LLC assists the Company with tax compliance and provides limited tax consultation services.

All Other Fees. This category includes the aggregate fees billed for all other services, exclusive of the fees disclosed above, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2004 and December 31, 2003. These other services consisted of audits of the 401(k) plan.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Audit Committee substantially pre-approves all audit and non-audit services and fees provided by the independent auditors. These services include audit services, audit-related services, tax services and other services. The terms and related fees of the 401(k) engagement are reported to the Audit Committee.

All of the principal accounting services and fees reflected in the table, unless otherwise noted, were reviewed and approved by the Audit Committee. Substantially all of the services were performed by individuals employed by the independent auditor.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2004. The Audit Committee has discussed with the Company's independent auditors, Elliott Davis, LLC, the matters required to be discussed by Statement of Auditing Standards 61. The Audit Committee has also received the written disclosures and the letter from Elliott Davis, LLC required by Independence Standards Board Standard No. 1, and has discussed with Elliott Davis, LLC their independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Harold G. Cushman, Jr.   H. Buck Cutts   Howard B. Smith, III

OTHER BUSINESS

The Board of Directors of the Company does not know of any other business to be presented at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their best judgment.

By Order of the Board of Directors

/s/W. Jennings Duncan
W. Jennings Duncan, President

Conway, South Carolina


CNB CORPORATION

_____

PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 10, 2005


The undersigned hereby appoints Willis J. Duncan, W. Jennings Duncan, Paul R. Dusenbury or_____(insert name of designee), or any of them acting in the absence of the others, attorneys and proxies, with power of substitution, to vote all of the shares of the Common Stock of CNB Corporation, a South Carolina Corporation (the "Company"), held or owned by the undersigned or standing in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held at the Conway Banking Office of The Conway National Bank, 1411 Fourth Avenue, Conway, South Carolina, at 4:15 p.m., on May 10, 2005, and any adjournment thereof, and the undersigned hereby instructs said attorneys to vote:

1. ELECTION OF DIRECTORS

FOR all nominees listed below (except as marked to the contrary below)	WITHHOLD AUTHORITY To vote for all nominees listed below
_____	_____

INSTRUCTION: **To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.**

Class II Directors (Three-Year Term):

Harold G. Cushman, Jr.,	H. Buck Cutts
Robert P. Hucks	Howard B. Smith, III.

2. FOR _____   AGAINST _____   ABSTAIN _____

the ratification of the appointment of Elliott Davis, LLC as independent auditors for the Company and its subsidiary for the year ending December 31, 2005.

3. In their discretion, upon any other business which may properly come before the meeting or any adjournment thereof.

Date_____   _____

Number of Shares _____

_____
(Please sign exactly as shown on envelope addressed to you)


THE PROXIES WILL BE VOTED AS INDICATED.

IN THE ABSENCE OF SUCH INSTRUCTIONS, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN THE PROXY STATEMENT AND THE PROXIES HEREIN NAMED WILL VOTE ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF IN ACCORDANCE WITH THEIR JUDGMENT.
